ALBI

BY SPEAK

Make Every Meeting Great

Ever sat in an <u>UNPRODUCTIVE</u> meeting?

20+

Hours spent on pre & post meeting work

67%

% of Unproductive Meetings

55M

Meetings Completed Daily

$37B

Annual Cost to Business

Data Link #1

Data Link #2

"People can't multitask very well, and when people say they can, they're deluding themselves…the brain is very good at deluding itself."



Earl Miller **Ph.D**

Professor of Neuroscience at MIT

“Up to *40 percent* of productivity could be lost due to task-switching”



Susan Weinschenk Ph.D

Author and Professor at University of Wisconsin

ALBI
BY SPEAK


ALBI BY SPEAK
Profile
Meeting Home
My Time
Caller
Morning Check-In
Thursday, June 13th, 8:30AM - 9:15AM
Bernice Fletcher
Deann Stevens
Samuel Johnson
Stats
Key Decisions
Action items
Transcripts
SHARE
Meeting Timeline
0:00
5:00
10:00
15:00
20:00
25:00
30:00
35:00
36:00
40:00
45:00
Big Talker
Busy Bee
Early Bird
36min
Total Meeting Time
-9min
Scheduled vs Actual
3
Key Decisions
4
Action Items
$41
Estimated Cost
Key Decisions
New
Sort By Time
Leverage agile frameworks to provide a robust synopsis for high level overviews.
90% 6:14 K1
User generated content in real-time will have multiple touchpoints for offshoring.
60% 7:20 K2
Capitalize on low hanging fruit to identify a ballpark value added activity to beta test.
93% 7:50 K3
Action Items
New
Sort By Time
Bernice Fletcher July 1st
Overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
Jira 90% 0:14 A1
Deann Stevens July 24th
Start advertising on social media those options are already baked in with this model, so run it up the flagpole
slack 71% 0:34 A2
Samuel Johnson July 16th
Transcript
Search
0:00 / 30:11
1x
0:00
I've been doing some research this morning and we need to better overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
A1
0:34
We need to start advertising on social media those options are
A2

Hi...
I'm Albi.

ALBI BY SPEAK

How Albi Works



Albi syncs with your calendar.



Albi joins the meetings and takes notes.



Albi summarizes the action items and deliverables.


slack
asana
Jira

Albi sends the action items to the team for execution.

ALBI
BY SPEAK

1



Albi syncs with your calendar.



ALBI
Meeting Home
Analytics
Manual Dial
Profile
Coaching
April
SUN
19
Manual call for cody@speakmeetings.com
3:07 PM - 3:07 PM
Details
MON
20
Team Standup
8:00 AM - 8:30 AM
Engineering Review
8:30 AM - 9:30 AM
busy
9:30 AM - 10:00 AM
Customer Review
10:00 AM - 11:00 AM
Roadmap v2.0
11:00 AM - 12:30 PM
Partner Call
12:00 PM - 1:00 PM
Interview
1:00 PM - 2:00 PM
Project Review
2:30 PM - 3:30 PM
OFF
ON
Search
APR 2020
S M T W T F S
FEED BACK

1 Albi syncs with your calendar.

2 Albi joins the meeting.


ALBI
Meeting Home
Analytics
Manual Dial
Profile
Coaching
Albi ready to help
IN-PROGRESS
00:00:15
Call Me
History
U
Unknown
+15037061994
4/19/20
3:07 PM
FEED BACK

1 Albi syncs with your calendar.

2 Albi joins the meeting.

3 Albi summarizes the key information.



ALBI
Meeting Home
Analytics
Manual Dial
Profile
Coaching
Morning Check-In
Thursday, June 13th, 8:30AM - 9:15AM
Bernice Fletcher
Deann Stevens
Samuel Johnson
SHARE
Stats
Key Decisions
Action Items
Transcripts
Meeting Timeline
36:00
Big Talker
Busy Bee
Early Bird
36min
Total Meeting Time
-9min
Scheduled vs Actual
3
Key Decisions
4
Action Items
$41
Estimated Cost
Key Decisions
New
Time
Leverage agile frameworks to provide a robust synopsis for high level overviews.
90% 6:14 K1
User generated content in real-time will have multiple touchpoints for offshoring.
60% 7:20 K2
Capitalize on low hanging fruit to identify a ballpark value added activity to beta test.
93% 7:50 K3
Action Items
New
Time
Bernice Fletcher
July 1st
Overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
Jira
90% 0:14 A1
Deann Stevens
July 24th
Start advertising on social media those options are already baked in with this model, so run it up the flagpole
slack
71% 0:34 A2
Samuel Johnson
July 16th
Transcript
Search
0:00
I've been doing some research this morning and we need to better overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
A1
0:34
We need to start advertising on social media those options are
A2

ALBI
BY SPEAK

1 Albi syncs with your calendar.

2 Albi joins the meeting.

3 Albi summarizes the key information.

4 Albi sends the key information to the team.



ALBI
Meeting Home
Analytics
Manual Dial
Profile
Coaching
Share
Email
Add
cody@speakmeetings.com
customerA@company.com
Send
FEED BACK

ALBI BY SPEAK

More Than Meeting Notes

Pre-Meeting



In-Meeting



Post-Meeting



Learn


mashroom6



ALBI
BY SPEAK

Market



$439B
$89B
$900M

Total Addressable Market (TAM)

Gartner predicts that global IT spending will grow 3.2% in 2019 with *enterprise software driving the highest* growth due to the continued proliferation of SaaS.

https://www.gartner.com/en/newsroom/press-releases/2018-10-17-gartner-says-global-it-spending-to-grow-3-2-percent-in-2019

Serviceable Available Market (SAM)

Forrester estimates that of the enterprise process applications sector, business intelligence, collaboration and other/new enterprise process apps will grow fastest.

https://www.zdnet.com/article/it-budgets-2017-18-what-the-surveys-tell-us/

Service Obtainable Market (SOM)

20% spend on comparable productivity tools with a 5% market capture.

https://www.longtermtrends.net/market-cap-to-gdp/

Go to Market

5-6 Hours

Project Managers

11M

5 Meetings

Scrum Masters

+2M

30 Customers	150 Customers	300 Customers
—-	—-	—-
Local Contacts & Direct Outreach	Some Marketing & Advertising	Major Events & Analysts
—-	—-	—-
License Bundles (10 minimum)	License Bundles (10 - 25 min)	License Bundles (10 - 50 min)
—-	—-	—-
Land & Expand Groundwork	Begin 100-500 User Expansions	Begin 500-Enterprise User Expansions
—-	—-	—-

TransUnion

CHASE J.P.Morgan

NIKE

verizon

JABIL OPTICS

cvent

ebay

iovation

ADTRAN

Five Talent

Riff_

Port of Vancouver USA

ALBI BY SPEAK

30+

BETA COMPANIES

3

FORTUNE 100 COMPANIES

1000+

HOURS OF MEETING DATA

ALBI BY SPEAK

Partners & Exits

Consumer

Meeting Software

Hardware

Project Software

"Voicea acquired by Cisco for a few hundred million"

-James Fish, Piper Jaffray

Article Link

"Verizon buys BlueJeans for $400M"

-WSJ

Article Link

Team



Cody White

CEO

Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.



Sulaimon Ibrahim

CTO

NLP & A.I Expert with Masters in Computer Science. AI domain expert at Intel, trained thousands of developers worldwide on A.I products and tools.



Mei Wu

VP of Corporate Development

Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.



Dan Lulich

COO

Accomplished engineering executive, with 25+ years of technology management, operations leadership, and engineering delivery in SaaS, Cloud, Security, AI, Machine Learning, and Neural Networks.

ALBI BY SPEAK

Funding



Unallocated
5%
Sales &
Marketing
28%
Engineering
57%
Operations
10%

Milestones



May
2020
30 Customers
50 Customers
150 Customers
April
2021
New UI & UX
Enterprise Security
Reserved For Customer Feedback
95% Action Item Accuracy
Albi Coaching Live
Enterprise Reporting Engine
3rd Party Integration
Real-Time Dashboard

Stay in touch with us

Thanks for meeting with us to learn more about our company. Hope to be working with you soon.

PO BOX 2855
CLACKAMAS, OR
UNITED STATES
97015

Mei Wu
Co-Founder
1-360-839-7228
albibyspeak.com
mei@speakmeetings.com

